United States securities and exchange commission logo





                             January 5, 2021

       Stephen Christoffersen
       Chief Financial Officer
       KushCo Holdings, Inc.
       6261 Katella Avenue
       Suite 250
       Cypress, CA 90630

                                                        Re: KushCo Holdings,
Inc.
                                                            Form 10-K for the
Year Ended August 31, 2020
                                                            Filed November 10,
2020
                                                            File No. 000-55418

       Dear Mr. Christoffersen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended August 31, 2020

       Note 15-Commitments and Contingencies, page F-28

   1. We note your disclosures regarding the litigation against the company, each of the current members of the company
 s Board of Directors, and certain of the company   s current and
                                                        former officers,
alleging, among other things, certain federal securities law violations and/or related breaches
of fiduciary duties in connection with the company   s April 2019
                                                        Restatement of certain
prior period financial statements. We also note your disclosure in the first risk factor
on page 20, that if you do not prevail in the shareholder litigation matters, you may be
required to pay substantial damages or settlement costs. Please note that in accordance with
ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of
the conditions are not met, or an exposure to loss exists in excess of the amount accrued
pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be
made when there is at least a reasonable possibility that a loss or an
 Stephen Christoffersen
KushCo Holdings, Inc.
January 5, 2021
Page 2
         additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please tell us your consideration, analysis, and conclusions regarding any amounts of probable or possible losses pursuant to ASC 450.
         We may have further comment upon reviewing your response.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour, Branch Chief, at (202) 551-3379 with any questions.



FirstName LastNameStephen Christoffersen                       Sincerely,
Comapany NameKushCo Holdings, Inc.
                                                               Division of
Corporation Finance
January 5, 2021 Page 2                                         Office of
Manufacturing
FirstName LastName